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                                                                HEI Exhibit 12.1
                                                                ----------------


Hawaiian Electric Industries, Inc. and subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)


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
                                                                       Six months ended June 30,
                                             --------------------------------------------------------------------------
(dollars in thousands)                            1997 (1)            1997 (2)            1996 (1)            1996 (2)
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
FIXED CHARGES
Total interest charges
   The Company (3)...........................      $ 67,775            $108,663            $ 60,805            $108,145
   Proportionate share of fifty-percent-
    owned persons............................           309                 309                 372                 372
Interest component of rentals................         1,481               1,481               2,052               2,052
Pretax preferred stock dividend requirements
 of subsidiaries.............................         5,261               5,261               5,613               5,613
Preferred securities distribution
 requirements of trust subsidiaries..........         4,439               4,439                  --                  --

                                                   --------            --------            --------            --------
TOTAL FIXED CHARGES..........................      $ 79,265            $120,153            $ 68,842            $116,182
                                                   ========            ========            ========            ========

EARNINGS
Pretax income................................      $ 68,365            $ 68,365            $ 69,859            $ 69,859
Fixed charges, as shown......................        79,265             120,153              68,842             116,182
Interest capitalized
   The Company...............................        (3,172)             (3,172)             (3,135)             (3,135)
   Proportionate share of fifty-percent-
    owned persons............................          (302)               (302)               (372)               (372)
                                                   --------            --------            --------            --------
P/E EARNINGS AVAILABLE FOR FIXED CHARGES.....      $144,156            $185,044            $135,194            $182,534
                                                   ========            ========            ========            ========

RATIO OF EARNINGS TO FIXED CHARGES...........          1.82                1.54                1.96                1.57
                                                   ========            ========            ========            ========

(1)  Excluding interest on ASB deposits.

(2)  Including interest on ASB deposits.

(3) Total interest charges exclude interest on nonrecourse debt from leveraged leases which is not included in interest expense in HEI's consolidated statements of income.
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